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SEC MAIL PROCESSING SECTION RECEIVED MAY 0 2 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 52638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesmart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED NOV 03 2006 THOMSON FINANCIAL

Penn Center West Six, Suite 211
(No. and Street)

Pittsburgh (City) PA (State) 15276 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Howgate (207-775-3451)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name – *if individual, state last, first, middle name*)

210 Western Ave. (Address) South Portland (City) ME (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicola Battaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesmart Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Catherine F. Dickson, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires May 23, 2009
Member, Pennsylvania Association of Notaries

Catherine F Dickson
Notary Public

Nicola Batt
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESMART SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART 11A FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2005

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2005 UNAUDITED FILING OF PART 11A OF FORM X-17A-5	$ 326,306
NET ADJUSTMENTS	(107,384)
NET CAPITAL AS REPORTED ON PAGE 8 OF THIS REPORT	$ 218,922

The material differences between the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA can be explained as follows:

Additional nonallowable receivables from brokers or dealers of $118,915. were discovered and recorded by Invesmart Securities after the filing of the Unaudited Fourth Quarter Focus Report. In addition, members' equity increased by $11,531. due to the aforementioned receivables and the corresponding management fee expense that needed to be recorded, along with a small reduction in accrued expenses.